November 15, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (281) 878-1010

William A. Coskey, P.E.
Chairman
ENGlobal Corporation
654 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060-5914


Re: 	ENGlobal Corporation
	Registration Statement on Form S-3
Filed October 31, 2005
	File No. 333-129336


Dear Mr. Coskey:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page

1. Please highlight the cross-reference to the risk factors section by means of prominent type or in another manner as required by Instruction 5 to Item 501 of Regulation S-K.

Risk Factors, page 3
Our backlog is subject to unexpected adjustments . . ., page 5

2. Please update your backlog to your last completed fiscal quarter or a more recent date.

Selling Stockholders, page 9

3. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

4. If any selling shareholders are affiliates of broker-dealers, disclose the following:

* that the selling shareholders purchased in the ordinary course of business; and

* that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these selling shareholders are unable to make these representations, please state that they are underwriters.

5. Please indicate whether the number of shares listed in the before and after columns of your selling stockholder table includes all shares to which the shareholder has the right to acquire beneficial ownership within 60 days, as specified in Exchange Act Rule 13d-
3(d)(1).

6. Please describe the transactions in which the shares registered for resale were acquired by the selling shareholders. We assume these are the shares sold in the September 2005 private placement. Please disclose the seller of the shares, any proceeds received by the company, the date the transaction closed, and the identity of the purchaser(s).

Use of Proceeds, page 14

7. Please revise this section to disclose the proceeds from the September 29 transactions as well as you use of those proceeds.




Exhibits
Exhibit 5.1, Legal Opinion


8. The legality opinion must opine on the laws of the state of incorporation. Please confirm to us supplementally that by General
Corporation Law of the State of Nevada, counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Nevada Constitution that affect the interpretation of the General
Corporation Law.

9. We note language in counsel`s opinion discussing the fact that it is not admitted to the practice of law in Nevada and that its opinion is based upon an unofficial compilation of Nevada General
Corporate
Law. Please provide a revised legality opinion that provides an unqualified opinion as to Nevada law.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or me at (202) 551-3760 with any questions.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Kathryn K. Lindauer, Esq. (via facsimile 512/499-3810)
      Jenkens & Gilchrist, P.C.
      401 Congress Avenue, Suite 2500
      Austin, Texas 78701
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William A. Coskey
ENGlobal Corporation
November 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE